September 10, 2024

Yair Malca
Chief Financial Officer
InMode Ltd.
Tavor Building, Sha   ar Yokneam
P.O. Box 533
Yokneam, 2069206, Israel

       Re: InMode Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Filed February 13, 2024
           Form 6-K Filed August 1, 2024
           File No. 001-39016
Dear Yair Malca:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Operating Results
Revenues, page 71

1. Given the material increase in 2023 revenue, please disclose the extent to which the increase was attributable to changes in sales volume or to changes in sales prices. See
       Item 5.A. of the form instructions.
Form 6-K Filed August 1, 2024
Exhibit 99.1

2. We note your non-GAAP presentation of pro forma revenue, pro forma gross margins, pro forma net income, and pro forma earnings per diluted share for the purposes of
 September 10, 2024
Page 2

       reflecting the sale of pre-orders of new platforms that were not yet delivered and did not meet the requirements for recognition under ASC 606 for the first two quarters of fiscal year 2024. Please provide us with a comprehensive explanation about how you considered the guidance in Rule 100 of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services